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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                               MAXTOR CORPORATION
                           (Name of Subject Company)

                               MAXTOR CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  577729 10 6
                     (CUSIP Number of Class of Securities)

                               DR. CHONG SUP PARK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               MAXTOR CORPORATION
                             211 RIVER OAKS PARKWAY
                               SAN JOSE, CA 95134
                                 (408) 432-1700

                 (Name, address and telephone number of persons
                authorized to receive notice and communications
                    on behalf of person(s) filing statement)

                                    COPY TO:
                            DIANE HOLT FRANKLE, ESQ.
                          GRAY CARY WARE & FREIDENRICH
                           A PROFESSIONAL CORPORATION
                              400 HAMILTON AVENUE
                            PALO ALTO, CA 94301-1825

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     Maxtor Corporation, a Delaware corporation (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated November 8, 1995, as amended by Amendment No. 1 to Schedule 14D-9 dated November 9, 1995 (as amended, the "Schedule 14D-9") relating to the tender offer by Hyundai Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Hyundai Electronics America, a California Corporation (the "Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at a price of $6.70 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 1995 and in the related Letter of Transmittal as disclosed in the Tender Offer Statement on Schedule 14D-1 dated November 8, 1995, as amended by Amendment No. 1 to Schedule 14D-1 dated November 28, 1995. All capitalized terms shall have the meanings assigned to them in the Schedule 14D-9, as amended to date, unless otherwise indicated herein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (b)
     Background of the Transaction; Past Contacts, Transactions and Negotiations with Parent and the Purchaser.

     This subsection is hereby amended and supplemented by addition of the following information:

          On November 14, 1995, the Company was informed by the Interested Manufacturer that it was not interested in any form of joint venture or business combination with the Company. The Interested Manufacturer indicated that it continues to be interested in joint development of products between the companies. Discussions with the Interested Manufacturer are expected to continue.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (b) Antitrust.

     This subsection is hereby amended as follows:

          As required by the HSR Act and rules promulgated by the FTC, Parent expects to file a Notification and Report Form with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement shortly.

     (d) Certain Litigation.

     This subsection is hereby amended and supplemented by addition of the following information:

          On November 17, 1995, a purported class action entitled Silber v. Maxtor Corporation, et al., C.A. No. 14708 (the "Silber Action") was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The Silber Action names as defendants each of the current members of the Board of Directors, the Company, Parent and the Purchaser. As of this date, none of the defendants have been served. The Silber Action alleges, among other things, that the defendants violated their fiduciary duties in structuring the Offer to eliminate the public stockholders of the Company from continued equity participation in the Company at a price per Share which is grossly unfair and inadequate, that Parent, the Purchaser and the Hyundai Shareholders dominate and control the Company and the Board of Directors giving them access to non-public information relating to the true value of the Company and preventing a truly independent evaluation of the Offer, and that the Special Committee was not independent. The Silber Action seeks relief including, among other things, that the court preliminarily and permanently enjoin the consummation of the Offer, order defendants to carry out their fiduciary duties, account for and place in trust all profits realized from their alleged actions, and award attorneys' fees and costs. The defendants in the Silber Action believe the allegations in the complaint are meritless and those defendants which are subject to the jurisdiction of the court intend to defend against the action vigorously.

          On November 20, 1995, a purported class action entitled Barrington v. Gallo, et al., C.A. No. 14711 (the "Barrington Action") was filed in the Court of Chancery of the State of Delaware in and for New

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     Castle County. The Barrington Action names as defendants each member of the
     Board of Directors except Mr. Christ. The Company, Parent, HEI and Mr. Ryal
     R. Popps, a former director of the Company, were also named as defendants. As of this date, none of the defendants have been served. The Barrington Action alleges that HEI controls and dominates the directors of the Company and that the Company directors have approved the Parent's $6.70 proposal notwithstanding the "gross inadequacy and unfairness of the price." The Barrington Action seeks relief including, inter alia, a preliminary and permanent injunction against the consummation of the Offer, unspecified damages and attorneys' fees and costs. The defendants in the Barrington Action believe the allegations in the complaint are meritless and those defendants which are subject to the jurisdiction of the court intend to defend against the action vigorously.

          The Wacholder Action filed in the Court of Chancery of the State of Delaware in and for New Castle County on November 1, 1995, and discussed in more detail in Schedule 14D-9 and the Offer to Purchase, names as defendants each member of the Board of Directors except Mr. Christ. The Company, Parent, HEI and Mr. Poppa, a former director of the Company, were also named as defendants. As of this date, all of the defendants other than Parent and HEI have been served.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended by addition of the following:

     Exhibit 18 Complaint captioned Wacholder v. Gallo, et al., C.A. No. 14668 filed in the Delaware Chancery Court on November 1, 1995.

     Exhibit 19 Complaint captioned Silber v. Maxtor Corporation, et al., C.A. No. 14708 filed in the Delaware Chancery Court on November 17, 1995.

     Exhibit 20 Complaint captioned Barrington v. Gallo, et al., C.A. No. 14711 filed in the Delaware Chancery Court on November 20, 1995.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 28, 1995

                                                    MAXTOR CORPORATION

                                          By /s/  GLENN H. STEVENS
                                            Glenn H. Stevens
                                            Vice President, General Counsel and
                                            Secretary

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                                 EXHIBIT INDEX

  EXHIBIT                                                                                  PAGE
  NUMBER                                DOCUMENT DESCRIPTION                              NUMBER
-----------   -------------------------------------------------------------------------   ------
Exhibit 1     Offer to Purchase dated November 8, 1995. ...............................     *
Exhibit 2     Letter of Transmittal dated November 8, 1995. ...........................     *
Exhibit 3     Agreement and Plan of Merger among Maxtor Corporation, Hyundai
              Acquisition, Inc. and Hyundai Electronics America dated as of November 2,
              1995. ...................................................................     *
Exhibit 4     Rights Agreement dated as of January 27, 1998 between Maxtor Corporation
              and The First National Bank of Boston, as Rights Agent. .................     *
Exhibit 5     Amendment to Rights Agreement dated as of September 10, 1993 between
              Maxtor and The First National Bank of Boston, as Rights Agent. ..........     *
Exhibit 6     Amendment No. 2 to Rights Agreement dated as of November 2, 1995 between
              Maxtor Corporation and The First National Bank of Boston, as Rights
              Agent. ..................................................................     *
Exhibit 7     Letter to Stockholders of Maxtor Corporation dated November 9, 1995. ....     *
Exhibit 8     Stock Purchase Agreement among Hyundai Electronics Industries Co., Ltd.,
              Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai
              Merchant Marine Co., Ltd. and Maxtor Corporation dated September 10,
              1993. ...................................................................     *
Exhibit 9     Restated Certificate of Incorporation of Maxtor Corporation effective
              February 3, 1994. .......................................................     *
Exhibit 10    Manufacturing and Purchasing Agreement between Maxtor Corporation and
              Hyundai Electronics Industries Co., Ltd. dated April 27, 1995.
              (Confidential treatment has been requested for portions of this
              exhibit.)................................................................     *
Exhibit 11    Guaranty and Recourse Agreement between Maxtor Corporation and Hyundai
              Electronics Industries Co., Ltd. dated as of August 31, 1995. ...........     *
Exhibit 12    Credit Agreement among Maxtor Corporation, as Borrower, and the Initial
              Lenders Named therein and the Issuing Bank, as Initial Lenders and the
              Issuing Bank, and Citibank, N.A., as Administrative Agent, dated as of
              August 31, 1995. ........................................................     *
Exhibit 13    Memorandum of Understanding between Hyundai Electronics Industries Co.,
              Ltd. and Maxtor Corporation dated September 19, 1995. ...................     *
Exhibit 14    Opinion of Bear, Stearns & Co. Inc. dated November 1, 1995. .............     *
Exhibit 15    Forms of Indemnity Agreements between Maxtor Corporation and its officers
              and directors. ..........................................................     *
Exhibit 16    Press Release, dated November 1, 1995 issued by Maxtor Corporation. .....     *
Exhibit 17    Press Release, dated November 3, 1995 issued by Maxtor Corporation. .....     *
Exhibit 18    Complaint captioned Wacholder v. Gallo, et al., C.A. No. 14668 filed in the Delaware Chancery Court on November 1, 1995. ........................
Exhibit 19    Complaint captioned Silber v. Maxtor Corporation, et al., C.A. No. 14708
              filed in the Delaware Chancery Court on November 17, 1995. ..............
Exhibit 20    Complaint captioned Barrington v. Gallo, et al., C.A. No. 14711 filed in the Delaware Chancery Court on November 20, 1995. .......................

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* Previously filed.

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